FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	October	2003
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F __________________	Form 40-F________X__________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1.	Press Release dated October 29, 2003 (“Reed Smith LLP Selects BlackBerry Wireless Solution")	Page No 3

2.	Press Release dated October 29, 2003 (“Royal Caribbean International and Celebrity Cruises Select BlackBerry for Wireless Access to Information and Communications")	2

Document 1

[GRAPHIC OMITTED][GRAPHIC OMITTED]

October 29, 2003

FOR IMMEDIATE RELEASE

Reed Smith LLP Selects BlackBerry Wireless Solution

BlackBerry Helps Reed Smith Lawyers Enhance Client Service and Increase Productivity

Pittsburgh, PA and Waterloo, ON – Reed Smith LLP, a leading global law firm, has selected and deployed the BlackBerry® wireless solution from Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM). BlackBerry is helping Reed Smith lawyers enhance client service and increase productivity through wireless access to email, phone, SMS (Short Message Service), Internet browser and organizer applications.

“At Reed Smith, we have a management team that is based in various cities and traveling all the time. We are committed to providing an unsurpassed level of customer service and BlackBerry allows our attorneys to respond to the needs of our clients regardless of their location. BlackBerry has provided our team with secure, wireless access to email and corporate data and I could not imagine us being this effective without the solution,” said Gary Sokulski, Chief Administrative Officer at Reed Smith. “Our BlackBerry handhelds have also helped us maintain connectivity when business interruptions occur, such as the northeast power outage, with pin-to-pin communication. Additionally, we are a results and customer focused firm and the always connected feature of BlackBerry supports this culture. I could not imagine leaving the office without my BlackBerry handheld.”

Reed Smith is a leading law firm with nearly 1,000 lawyers located in the U.S. and the U.K. Reed Smith provides counsel to clients in various different industries, including many of the top companies in financial services, life sciences, technology and energy. Reed Smith prides itself in its commitment to building and maintaining longstanding relationships with its clients. It is this overall commitment that prompted Reed Smith to search for a wireless solution with a global reach that could further enhance their client service while increasing the productivity of their attorneys. Also, when an attorney was out of the office or in the courtroom, it was challenging for them to stay on top of email and Reed Smith wanted a way to respond to clients in a more timely manner.

“BlackBerry is one of the important cornerstones of Reed Smith’s remote computing initiative. Its passionate use by attorneys and staff members has dramatically increased our ability to work more effectively with our clients as well as on internal projects,” said Mark Rosenthal, Chief Information Officer at Reed Smith.

Reed Smith originally implemented a pilot program with BlackBerry Wireless Handhelds™ and BlackBerry Enterprise Server™ for Microsoft® Exchange. The pilot was so successful that Reed Smith decided to deploy BlackBerry Enterprise Server and BlackBerry handhelds in its regional offices. BlackBerry boosts the productivity of Reed Smith attorneys by providing secure, push-based wireless connectivity to their email with the ability to view attachments, interact with corporate data, make phone calls, manage their calendar and access the web — all in one sleek handheld. Also, with cradle-free wireless synchronization, Reed Smith attorneys’ email and calendar applications are automatically updated on their BlackBerry handheld and desktop PC when changes are made.

“BlackBerry allows me to manage my email and improve responsiveness to my clients. I also find the wireless calendar synchronization feature extremely beneficial to manage appointments and prevent duplicate bookings when out of the office and traveling abroad,” said Greg Jordan, Managing Partner at Reed Smith.

In addition to productivity and client service benefits, BlackBerry has even helped Reed Smith attorneys maintain balance between work and personal life. BlackBerry allows Reed Smith attorneys to stay connected and in control of important matters without being chained to the office.

“Reed Smith is a great example of a firm using leading technology to improve client service on a global basis,” said Mark Guibert, Vice President of Corporate Marketing at Research In Motion. “BlackBerry is the top ranked wireless platform for the legal industry with a range of products and services available to satisfy large and small law firms alike.”

BlackBerry has become so popular at Reed Smith that the firm has created a program called “Get Me Connected”, which offers attorneys and some staff-members the opportunity to carry BlackBerry handhelds.

“At the onset of the “Get Me Connected” program, we wanted to provide our attorneys with choice, so we offered BlackBerry handhelds along with two PDAs. Shortly after we implemented the program, we stopped offering the two PDAs because everyone consistently wanted BlackBerry,” said Ryan McEnroe, Firmwide Manager of IT at Reed Smith and Manager of the “Get Me Connected” program. “We’ve periodically reviewed what is new in the wireless market, but nothing has threatened or even comes close to BlackBerry.”

“Due to two recent major power interruptions in just over a month, we also use BlackBerry as part of our disaster recovery procedures. During the power outages, Reed Smith relied on BlackBerry handhelds to communicate status updates to emergency personnel on the scene. It proved to be very helpful,” said McEnroe. “We’ve since set up an automated process to update all BlackBerry user PIN addresses on a scheduled basis. We even have attorneys loading PIN address information of their clients. This way, in the event that we have another power outage or disaster where cellphones are down, we can still ensure superior communication internally and with our clients.”

“Many attorneys consider BlackBerry the best technological tool that we’ve implemented at Reed Smith. Once one of our attorneys uses a BlackBerry handheld, we know we’ll never get it back. It’s that powerful of a tool,” said McEnroe. “And now that we’ve proven that BlackBerry can be used as a contingency tool, it’s all the more powerful.”

About Reed Smith LLP

Reed Smith LLP, a leading global top 20 law firm with nearly 1,000 lawyers located in 16 U.S. and two U.K. cities, represents Fortune 100 as well as mid-market and emerging companies.  Clients include healthcare providers and insurers, technology companies and entrepreneurs, financial services firms, communications and telecommunications companies, manufacturers, universities, nonprofit organizations, real estate developers, and municipalities throughout the United States and in 40 countries.  For more information visit www.reedsmith.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contacts: Ryan McEnroe Reed Smith LLP 412-288-4289 rmcenroe@reedsmith.com
Courtney Flaherty Brodeur Worldwide for RIM (212) 771-3637 cflaherty@brodeur.com
Investor Contact: RIM Investor Relations (519) 888-7465 investor_relations@rim.net

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders. Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Document 2

[GRAPHIC OMITTED][GRAPHIC OMITTED]

October 29, 2003

FOR IMMEDIATE RELEASE

Royal Caribbean International and Celebrity Cruises Select BlackBerryFor
Wireless Access to Information and Communications

BlackBerry Wireless Solution Helps Cruise Lines Increase Productivity and Enhance Customer Service

Miami, FL and Waterloo, ON – Royal Caribbean International and Celebrity Cruises and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced that the two cruise lines operated by Royal Caribbean Cruises Ltd. (RCL) have selected BlackBerry® to help increase efficiency and enhance customer service through wireless connectivity. With 26 cruise ships operating in more than 200 destinations around the world, the corporation wanted a wireless solution that could improve productivity while accommodating its employees’ frequent travel and increased reliance on email.

“Royal Caribbean International and Celebrity Cruises are committed to leveraging innovative technology in order to improve our operations and provide superior customer service,” said the two lines’ President and Chief Operating Officer Jack Williams. “BlackBerry keeps me connected to the information I need and enables me to easily collaborate with my management team. I carry my BlackBerry 7230 everywhere. In fact, I’ll even be carrying it while running this year’s New York City Marathon. I’m running to raise funds for the Cystic Fibrosis Foundation and will be sending my sponsors an e-mail after every five miles to let them know how I’m doing.”

After researching a variety of wireless solutions, Royal Caribbean International and Celebrity Cruises chose to implement BlackBerry because of its ease of use, tight integration with existing corporate infrastructure and always-on, push-based access to email. The IT department integrated BlackBerry Enterprise Server™ with IBM Lotus® Domino™ and distributed BlackBerry Wireless Handhelds™ to employees. With BlackBerry in place, users found significant improvements in productivity and responsiveness through wireless access to corporate information including Lotus Notes email and email attachments, internal and external web sites and organizer information.

“Our employees are empowered by BlackBerry, as it enables them to access important emails, attachments, calendar updates and internal documents along with the ability to make phone calls,” said Gregory Martin, Technology Manager, Royal Caribbean International and Celebrity Cruises. “We are quickly seeing a favourable return on investment because of BlackBerry. When employees travel abroad, they no longer need to always carry a laptop and that provides direct cost savings. BlackBerry is also a powerful productivity tool that personally saves me 30 to 60 minutes per day.”

“We are pleased that Royal Caribbean International and Celebrity Cruises selected BlackBerry to meet its wireless data and voice needs,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “BlackBerry is a powerful solution that enables employees to be truly mobile with one device that integrates a mobile phone with unmatched wireless data connectivity.”

About Royal Caribbean Cruises

Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International and Celebrity Cruises, with a combined total of 26 ships in service and three under construction or on firm order. The company also offers unique cruisetour vacations in Alaska, Canada and Europe. Additional information can be found on www.royalcaribbean.com, www.celebrity.com or www.rclinvestor.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contacts: Elizabeth Jakeway Manager, Corporate Communications Celebrity Cruises (305) 539-6127 ejakeway@celebrity.com
Courtney Flaherty Brodeur Worldwide for RIM (212) 771-3637 cflaherty@brodeur.com
Investor Contact: RIM Investor Relations (519) 888-7465 investor_relations@rim.net

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	October 29, 2003	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance